TOWER GROUP COMPANIES
December 9, 2009
Ms. Sasha Singh Parikh
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Group, Inc. Item 4.01 Form 8-K filed December 3, 2009 File No. 000-50990
Dear Ms. Parikh:
On behalf of Tower Group, Inc. (the “Company”), we are providing this letter to you in response to your letter, dated December 8, 2009, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Form 8-K filed December 3, 2009 (“Form 8-K.”)
In regards to your specific question, we have set forth the Staff’s comment below followed by the Company’s response.
1.	Your disclosure states that “JLCO will be dismissed as the Company’s independent registered public accounting firm effective following the completion by JLCO of its report on the consolidated financial statements of the Company as of December 31, 2009 and for the fiscal year then ended”. Please confirm that you will amend this filing once JLCO is in fact dismissed to update the disclosures for the actual dismissal date.
Management’s Response: The Company intends to amend its Form 8-K upon the dismissal of JLCO to update the disclosure to reflect the actual dismissal date of JLCO.
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp. • Preserver Ins. Company
Mountain Valley Indemnity Company • North East Ins. Company • Hermitage Ins. Company • Kodiak Ins. Company
CastlePoint Insurance Company • CastlePoint Florida Insurance Company • CastlePoint Reinsurance Company, Ltd. • CastlePoint Management Corp.
120 Broadway • 31st Floor • New York, NY • 10271-3199 • 212.655.2000 • Fax: 212.655.2199 • www.twrgrp.com

TOWER GROUP COMPANIES
In providing you with this response, we wish to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we recognize that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (212) 655-2146.

Sincerely,
/s/ Francis M. Colalucci
Francis M. Colalucci
Senior Vice President, Chief Financial Officer and Treasurer

Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp. • Preserver Ins. Company
Mountain Valley Indemnity Company • North East Ins. Company • Hermitage Ins. Company • Kodiak Ins. Company
CastlePoint Insurance Company • CastlePoint Florida Insurance Company • CastlePoint Reinsurance Company, Ltd. • CastlePoint Management Corp.
120 Broadway • 31st Floor • New York, NY • 10271-3199 • 212.655.2000 • Fax: 212.655.2199 • www.twrgrp.com

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